ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 8, 2014

Via EDGAR and Overnight Delivery

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Symmetry Surgical Inc. Registration Statement on Form S-4, filed September 5, 2014 File No. 333-198596

Dear Ms. Ravitz:

On behalf of Symmetry Surgical Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter, dated October 2, 2014, relating to the Company’s Registration Statement on Form S-4 submitted to the SEC on September 5, 2014 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by the Company’s response. Page number references in our responses refer to page numbers in Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to those terms in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 8, 2014

Page | 2

Summary Combined Financial and Other Data, page 15

1. We note your presentation of the non-GAAP measures EBITDA and adjusted EBITDA. We further note Adjusted EBITDA allows you to analyze your performance over time by normalizing for certain events that you view as “extraordinary.” However, the items which you eliminate in your adjusted EBITDA have occurred more than once in recent years. Please explain why you believe these adjustments are “extraordinary” in nature under FASB ASC 225-20-45 or revise your filing to refrain from characterizing these adjustments as “extraordinary.” Please refer to question 102.03 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretation, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response to Comment 1: The Registration Statement has been revised on page 17 in response to Comment 1.

Our supply agreement with SMI will expire after five years .. . ., page 19

2. Your disclosure here and elsewhere, such as page 90, regarding the terms of the supply agreement could be read to imply that SMI may be an exclusive supplier for the referenced products throughout the term of the agreement. If that is not true, as indicated by Section 4.c of Exhibit 10.3, then please revise to clarify.

Response to Comment 2: The Registration Statement has been revised on pages 20, 92 and 140 in response to Comment 2 to clarify that SMI will not be an exclusive supplier for the referenced products.

The impact of the recently-enacted federal healthcare reform .. . ., page 19

3. With a view toward clarified disclosure, please tell us why it is “too early” to estimate the future impact of the excise tax given that it has been in effect for almost two years. For example, what is the current impact of the excise tax on your business? It is unclear from your disclosure how you have treated the tax historically and why its impact may change in future periods.

Response to Comment 3: The Registration Statement has been revised on page 21 in response to Comment 3.

We are an “emerging growth company,” . . ., page 34

4. We note the disclosure that you are an “emerging growth company” and your election on page 124 that you have elected to use the extended transition period. Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 8, 2014

Page | 3

Response to Comment 4: The Registration Statement has been revised on page 37 in response to Comment 4 to provide the requested risk factor disclosure. A similar statement has been included in the critical accounting policy disclosure at page 126.

Special Note Regarding Forward-Looking Statements, page 36

5. Please revise to remove the implication that the safe harbor you cite is applicable. See Securities Act Section 27A(b)(2)(D).

Response to Comment 5: The Registration Statement has been revised on page 38 in response to Comment 5 to remove the implication that the safe harbor is applicable.

Background of the Merger, page 42

6. We note that from February to April 2014, management and the financial advisor solicited letters of interest from a “select group” of seven potential buyers. Please revise to clarify how and why those potential buyers were “selected” and why only seven were solicited.

Response to Comment 6: The Registration Statement has been revised on page 44 in response to Comment 6 to clarify how and why the potential buyers were identified.

7. Please revise to clarify the reasons Tecomet reduced its proposed purchase price on July 24, 2014, following its facility visits and due diligence.

Response to Comment 7: The Registration Statement has been revised on page 46 in response to Comment 7.

8. From your current disclosure in this section, it appears that your financial advisor discussed with your board the offered consideration only on August 3, 2014, the date it rendered its opinion. If that is not correct, please revise to eliminate that implication.

Also, please note that all written materials prepared by the financial advisor for the board of directors, such as any board books, as well as any oral presentations made by the advisor to the board should be summarized in the document, to the extent material, and filed as exhibits, including any such materials relating to the August 3, 2014 meeting.

Response to Comment 8: In response to the Staff's comment, the Registration Statement has been revised on page 46 in response to the first part of Comment 8. Further, the Company confirms that the written materials used by the board's financial advisor at the August 3 meeting have been summarized in the Form S-4. However, we do not believe that such written materials are the kind of materials that are required to be filed as exhibits to a Form S-4 in the context of an arms-length third party transaction of this kind. The financial advisor's written opinion, which was delivered to the board and is referred to in the Form S-4, is included directly in the document, as an annex in compliance with item 4(b) and Item 21(c) of Form S-4, as well as summarized in the Registration Statement. The written materials presented by the board's financial advisor at the August 3 meeting were used to describe to the board the financial analyses performed by the financial advisor in connection with the opinion which are described in the Registration Statement under “The Merger—Opinion of Financial Advisor to SMI” on page 50, in accordance with Item 4 of Form S-4 and Item 1015(b) of Regulation M-A.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 8, 2014

Page | 4

Recommendation of the Board of Directors and Reasons for the Merger, page 45

9. In the second bullet, you refer to a cash contribution by SMI. Please reconcile with the cash amount reflected in the last column on page F-28. If SMI intends to contribute cash, please disclose the amount of the contribution. If currently unknown, please revise to explain briefly how the amount will be determined.

Response to Comment 9: The Company supplementally advises the Staff that the amount of cash that Symmetry Medical will contribute to the Company will not be known until the closing of the Merger. The Company has revised the Registration Statement on page 47 in response to Comment 9 to describe how the amount will be determined immediately prior to the consummation of the transactions and has revised the cash amount reflected in the last column on page F-28.

OEM Solutions Business Unaudited Prospective Financial Information, page 46

10. We note the projections disclosed appear to include non-GAAP measures. Please revise to provide the reconciliation required by Regulation G.

Response to Comment 10: Rule 100(d) of Regulation G and Item 10(e)(6) of Regulation S-K contain an exemption for the use of non-GAAP financial measures in disclosures related to a proposed business combination if such disclosures are contained in a “communication” that is subject to Item 1015 of Regulation M-A. The Company refers the Staff to Question 101.01 of the Staff’s Compliance & Disclosure Interpretations under Non-GAAP Financial Measures (the “Interpretation”). In the Interpretation, the Staff interpreted the applicability of the exemption from Regulation G and Item 10(e) of Regulation S-K for the disclosure of non-GAAP financial measures pursuant to Item 1015 of Regulation M-A. The staff explained that the exemption from Regulation G and Item 10(e) of Regulation S-K is available for non-GAAP financial measures disclosed pursuant to Item 1015 of Regulation M-A even if such non-GAAP financial measures are included in Securities Act registration statements, proxy statements and tender offer statements. The Company supplementally advises the Staff that the projections in question are disclosed pursuant to Item 1015 of Regulation M-A through Item 4(b) of the Form S-4.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 8, 2014

Page | 5

The Company also supplementally advises the staff that the assumptions underlying the non-GAAP measures presented on page 49 would be forward-looking in nature, and the Company believes that a quantitative reconciliation cannot be made available without unreasonable effort. Accordingly, a reconciliation would not be required under Rule 100(a)(2) of Regulation G, independent of the availability of the exemption provided in Rule 100(d) of Regulation G. The information on page 49 has been provided to permit an investor to understand the inputs behind the evaluation by the board of directors of the Company and by the Company’s financial advisor of the fairness of the transaction being discussed. The Company believes that generating after-the-fact estimates of GAAP reconciliations in this context would be a speculative exercise that would be difficult to perform and that would suggest to investors and undue precision and predictability. The exercise would require the creation of new variables and assumptions and result in potentially confusing information being presented to investors.

Opinion of Financial Advisor to SMI, page 48

11. Please expand to disclose the data underlying each of the analyses referenced in your disclosure, such as the high, low, median and mean values for the list of comparable companies and transactions. Please also tell us, with a view toward disclosure, the criteria used to select the disclosed companies and transactions. If any companies or transactions that met such criteria were excluded from the analyses, please also disclose the reasons for the exclusion.

Response to Comment 11: In response to the Staff’s comment, the Registration Statement has been revised on pages 54 and 55 in response to the first part of Comment 11 to provide additional data underlying the selected precedent transactions analysis and the selected companies analysis referenced. In addition, the Company advises the Staff that the criteria used to select the disclosed transactions and companies are disclosed on pages 53 and 55, respectively (i.e., healthcare original equipment manufacturing companies, with enterprise values below $2.0 billion), and supplementally advises the Staff that Stifel did not exclude any transaction or company meeting the criteria from its analysis.

Selected Precedent Transactions Analysis, page 51

12. Please revise to clarify how the “qualitative judgments” mentioned in the last paragraph of this section affected the disclosed ranges and values.

Response to Comment 12: The Registration Statement has been revised on pages 54 and 55 in response to Comment 12.

Conclusion, page 53

13. Please revise to quantify the fees paid and to be paid to the financial advisor.

Response to Comment 13: The Registration Statement has been revised on page 56 in response to Comment 13 to provide the information requested by the Staff.

Treatment of Outstanding Equity-Based Awards, page 66

14. Given the lengthy formulas and use of defined terms disclosed here, please revise to provide examples that illustrate what holders of equity awards will receive and how those amounts are calculated.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 8, 2014

Page | 6

Response to Comment 14: The Registration Statement has been revised on pages 68 and 69 in response to Comment 14 to provide the information requested by the Staff.

Shared IP Cross License Agreement, page 90

15. Please clarify the material effects of this license. For example, does the “agreed exclusive field” prevent you or the OEM Solutions business from competing in a market you or it historically served?

Response to Comment 15: The Registration Statement has been revised on pages 92 and 140 in response to Comment 15 to clarify the material effects of the Shared IP Cross License Agreement.

Symmetry Surgical Directors Following the Spin-Off and Merger Transaction, page 100

16. Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Sullivan should serve as a director. Please also revise to clarify the business experience of Mr. Burns and Mr. Deuster during the last five years. In this regard, as to Mr. Deuster, you disclose that he is currently a chief executive officer but also disclose that he retired in October 2007. Please reconcile. If you mean that Mr. Deuster retired from Newport in October 2007, please revise for clarity.

Response to Comment 16: The Registration Statement has been revised on pages 102 and 103 in response to Comment 16. In addition, the Company supplementally advises the Staff that Mr. Deuster is currently chief executive officer of Collectors Universe, Inc., a company he joined in October 2012. Mr. Deuster was previously chairman and chief executive officer of Newport Corporation from May 1996 until his retirement from that company in October 2007. He also held the position of president at Newport Corporation, but did not hold the title of president when he retired from Newport Corporation in October 2007.

Capitalization of Symmetry Surgical Following the Spin-off and Merger Transaction, page 119

17. We note that your pro forma capitalization reflects the issuance of $10.6 million of long term debt expected to be put in place upon closing of the spin-off and merger transaction. Please explain to us why you believe this to be an appropriate pro forma adjustment, including why you believe this adjustment is factually supportable and directly attributable to the transaction. Refer to Rule 11-02b(6) of Regulation S-X.

Response to Comment 17: After consideration of the comment from the Staff, we have determined that the $10.6 million of long term debt should not have been included as a pro forma adjustment in the capitalization table because the Company's potential borrowings under a new line of credit are not directly attributable to the merger and separation transactions. Additionally, the Company does not project to incur debt in connection with the merger and separation. We have revised the capitalization table on page 121 of the Registration Statement accordingly.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 8, 2014

Page | 7

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Symmetry Surgical, page 121

Overview and Outlook, page 121

18. We note from the last risk factor on page 26 that you believe products you source are readily available from multiple sources. Please reconcile with your disclosures on pages 122 and 126 regarding “disruptions” and “late deliveries.” Also revise your disclosure on page 97, as appropriate.

Response to Comment 18: The Registration Statement has been revised on pages 28, 99, 124 and 129 in response to Comment 18.

19. We note that you present 2013 Adjusted EBITDA adjusted for expected cost reduction actions and the loss of profitability from a product which you will no longer be selling. Your current presentation of Adjusted EBITDA for these two changes appears to create a pro forma measure under Article 11 of Regulation S-X. Please note that it is not appropriate under Article 11 to make pro forma adjustments for actions management expects to undertake after closing of the transaction. Please revise your presentation accordingly.

Response to Comment 19: The Registration Statement has been revised on page 125 in response to Comment 19 to remove the adjustments for expected cost reduction actions.

20. As a related matter, please revise your disclosures to disclose how you determined your expected cost savings of $3.2 million. Discuss any circumstances that could lead to these saving being materially different from your estimates.

Response to Comment 20: The Registration Statement has been revised on page 125 in response to Comment 20.

Critical Accounting Polices and Estimates, page 124

Revenue Recognition, page 124

21. We note your disclosure that estimated discounts, rebates, product returns and credits are recognized as a reduction of revenue in the same period revenue is recognized. Please revise your filing to describe the types of discounts, rebates, returns and credits that you offer to your customers. Additionally please disclose your process for estimating these amounts, discuss how accurate these estimates have been in the past, and whether these estimates are reasonably likely to change in the future. For additional guidance, refer to Section V of SEC Release No. 33-8350.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 8, 2014

Page | 8

Response to Comment 21: The Registration Statement has been revised on page 126 in response to Comment 21 to provide additional detail relating to the types of rebates and returns that are offered to customers by the Company as well as the Company’s process for estimating these amounts. The combination of these items was 5% of revenues on an annual basis.

Goodwill, page 124

22. We note that during 2013 you recorded a goodwill impairment charge of approximately $20.1 million on your sole reporting unit. We also note that you recorded an additional $10.5 million goodwill impairment charge on this reporting unit during the second quarter of 2014.

•	Please explain to us the specific economic factors that triggered your goodwill impairment charges, including why the timing of your impairment charge in the second quarter of 2014 was appropriate.

•	Expand your disclosures to explain how and why your valuation assumptions changed between your 2013 and 2014 impairment tests.

•	Additionally please provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key valuation assumptions.

Response to Comment 22: The Registration Statement has been revised on page 127 in response to Comment 21. The Company advises that the specific economic factors that triggered the goodwill impairment charges included the following: Fiscal year 2013 was adversely impacted by the integration of products acquired from Codman & Shurtleff, Inc. Related to this acquisition, the Company migrated from a transition services agreement with the seller, Johnson & Johnson, or (“J&J”), during the third and fourth quarters of 2012 and first half of 2013 to providing its own customer service functions. During that migration, former J&J customers, in the U.S. and abroad, had to change their internal ordering procedures for thousands of products. This disruption caused multiple customers to review pricing and competitors’ offerings resulting in a loss to the Company of market share. This effect was most pronounced in the U.S. during 2013 and internationally in the second half of 2013 and the first half of 2014. Additionally, outside the U.S., delays in transferring product licenses and regulatory approvals in specific countries impacted distributors’ ability to compete with a full product portfolio during the third and fourth quarters of 2012 and fiscal year 2013. As a result of these challenges, the Company noted a decline in business results during 2013 which led it to complete a goodwill impairment test. The Company recorded a preliminary impairment charge of approximately $19.8 million in the third quarter of 2013 and finalized its impairment test in the fourth quarter of 2013, which resulted in an increase to the charge of $0.3 million, from $19.8 million to $20.1 million. The additional impairment charge recorded in the fourth quarter 2013 reflected the finalization of appraisals of the reporting unit, intangible assets, property, plant and equipment and other assets and liabilities.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 8, 2014

Page | 9

In connection with the finalization of its annual impairment test in the fourth quarter of 2013 and the filing of our Form 10-K, the Company also considered whether additional impairment indicators were present that could potentially result in further impairment of our goodwill and intangible assets. The Company concluded no further indicators were present. Specifically, the actual results of the Symmetry Surgical reporting unit in the fourth quarter 2014 were materially consistent with the projections used in the third quarter impairment test. Further, the fiscal 2014 budget that was presented to and approved by the Board of Directors in the fourth quarter of 2014 was materially consistent with that used to record our impairment charge in the third quarter of 2013. The Company also did not identify any significant customer losses or other events that could potentially be an impairment indicator. Accordingly, no additional impairment was recorded in the fourth quarter of 2013 beyond the $0.3 million as a result of the finalization of appraisals.

During the first quarter of 2014, the Company continued to evaluate whether impairment indicators were present in the Symmetry Surgical reporting unit and based on full year 2014 forecasts consistent with the 2014 budget, concluded none were present.

In the second quarter of 2014, the Company noted impairment indicators that are disclosed on pages 124 and 125 of the Registration Statement, including supplier disruptions that resulted in lost sales and higher product purchase costs, continued challenges integrating products acquired from Codman & Shurtleff, Inc. into Symmetry Surgical, and the loss of the New Wave product which was not offset by growth as originally expected in other products. All of these challenges, some of which are expected to continue into the third and fourth quarter of 2014, contributed to an updated 2014 forecast and the Company completing an interim impairment test which resulted in a $10.5 million impairment charge recorded in the second quarter of 2014.

Six Months ended June 28, 2014 compared to six months ended June 29, 2013, page 126

23. While we note the disclosure regarding the favorable or unfavorable effect of “product mix” on your gross profit, it is unclear how product mix changed from the prior comparable period. Please revise to clarify.

Response to Comment 23: The Registration Statement has been revised on page 129 in response to Comment 23 to clarify how the product mix change from the prior comparable period.

Liquidity, page 129

24. Please clarify the reference to “cash resources” in the first full paragraph on page 130. For example, do you mean cash flows from operations or cash balances?

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 8, 2014

Page | 10

Response to Comment 24: The Registration Statement has been revised on page 132 in response to Comment 24.

Contractual Obligations and Commercial Commitments, page 132

25. If your contractual obligations, as disclosed in the table, have changed or will change materially since the date as of which such information is currently presented, please revise to describe those changes. We note, for example, the amount of debt you intend to incur in connection with the merger and separation, as indicated on page F-28.

Response to Comment 25: After consideration of Comment 17 from the Staff, we have determined that the $10.6 million of long term debt should not have been included as a pro forma adjustment in the capitalization table because the Company's potential borrowings under a new line of credit are not directly attributable to the merger and separation. Additionally, the Company does not project to incur debt in connection with the merger and separation. Accordingly, the contractual obligations, as disclosed in the table, have not materially changed, nor does the Company expect them to since the date as of which such information is currently presented. The revision to page 134 of the Registration Statement reflects a new purchase obligation entered into by the Company.

Notes to Combined Financial Statements, page F-8

Note 2 – Summary of Significant Accounting Policies, page F-8

Inventories, F-10

26. We note that you record inventory reserves for obsolete or excess inventory. Please tell us what consideration was given to the guidance in ASC 330-10-35-14 and SAB Topic 5BB, which indicates that inventory write-downs establish a new cost basis. Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe the use of reserves is appropriate.

Response to Comment 26: The Registration Statement has been revised on pages F-10 and F-15 in response to Comment 26. The Company supplementally advises the Staff that it reviews inventory on a part-by-part basis and records write-downs on each part, as necessary, to establish a new cost basis. The Company does not reverse any previously established reserves until the product is sold.

Note 14 – Product and Geographic Information, page F-23

27. We note your disclosure on page 95 of your four categories of your Proprietary Products, Retractor Systems, Electrosurgery, Containers & Sterilization Devices and General and Specialty Instruments. In regards to these products, please tell us how you considered the revenue by product disclosure guidance from FASB ASC 280-10-50-40.

Response to Comment 27: The Registration Statement has been revised on page 97 in response to Comment 27.

Symmetry Surgical Business, Unaudited Pro Forma Combined Financial Statements, page F-25

Notes to Unaudited Pro Forma Combined Financial Statements, page F-29

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 8, 2014

Page | 11

Note F, page F-29

28. We note that that you estimate total pre-tax charges of $37 million to be incurred at closing. Please revise your note to describe the nature and significant components of these charges. Additionally please disclose which entity is liable for these costs.

Response to Comment 28: The Registration Statement has been revised on page F-36 in response to Comment 28 to only include charges that are directly attributable to the merger and separation, as well as describe the nature and significant components of these charges and the entity that is liable for the charges. The Registration Statement has also been revised on page F-29 in response to Comment 28 to remove the disclosure of the charges, because all of the charges that are directly attributable to the merger and separation are the responsibility of Symmetry Medical Inc. and will be paid by Symmetry Medical Inc. before or at the closing.

Item 21. Exhibits and Financial Statement Schedules, page II-2

29. Please ensure the exhibits you file pursuant to Item 601(b)(10) of Regulation S-K are complete. We note, for example, that Exhibits 10.1, 10.2, 10.3 and 10.4 appear to omit appendices, exhibits and schedules. Please refile those agreements with those missing documents included or tell us why you do not believe they are required to be filed.

Response to Comment 29: The Company supplementally advises the Staff that Exhibits 10.1, 10.2, 10.3 and 10.4 are agreements with Symmetry Medical that are expected to be operative as of the closing of the transaction. The form of these agreements has been agreed to by the parties in connection with the execution of the Agreement and Plan of Merger, filed as Exhibit 2.1, but they are not yet operative. Upon the consummation of the transactions described in the Registration Statement, once the agreements are operative, the Company expects to file these material agreements in their entirety, subject to determining their materiality to the Company at such time and subject to any confidential treatment that may be sought by the Company at such time.

* * *

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

October 8, 2014

Page | 12

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (312) 845-1223 or Rachel Phillips at (212) 841-8857.

Respectfully submitted,

/s/ James T. Lidbury

James T. Lidbury

cc:	Rachel Phillips

David Milne